Exhibit 99-1
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[GRAPHIC OMITTED]                                           [GRAPHIC OMITTED]
VocalTec                                                        tdSoft
                                                            Communications



                     Tdsoft and VocalTec Announce Closing of
                        Previously Announced Acquisition

HERZLIA, Israel, November 24, 2005 - Tdsoft Ltd. ("Tdsoft"), a global provider of Voice-over-IP (VoIP) gateways, and VocalTec Communications Ltd. (Nasdaq:
VOCL) ("VocalTec"), a telecom equipment provider offering carrier class packet voice solutions, today announced the closing of the previously announced acquisition among the companies and shareholders of Tdsoft.

At the closing, VocalTec issued to Tdsoft's shareholders 45,259,569 ordinary shares, representing 75% of the total issued and outstanding share capital of VocalTec, in exchange for all of the share capital of Tdsoft. Immediately after such issuance there were 60,346,092 VocalTec ordinary shares outstanding. VocalTec remains a publicly-held company and Tdsoft is now a wholly-owned subsidiary thereof.

The closing of the acquisition took place following approval of the acquisition agreement and related matters by holders of over 97% of VocalTec's shares represented in person or by proxy at a meeting held earlier today.

About VocalTec

VocalTec Communications Ltd. (VocalTec), pioneer of the VoIP industry, provides its customers with proven and innovative voice and multimedia infrastructure solutions. The VocalTec experts have recently been joined by Tdsoft's experienced team. The combined company continues to provide a suite of VoIP, voice over packet, multimedia and gateway solutions assisting vendors, system integrators and service providers as telecommunications infrastructure evolves into Next Generation Networks (NGN) and IP Multimedia Subsystem (IMS). The company has appointed a new management team comprising Tdsoft and VocalTec veterans. Investors include Cisco Systems, Harbourvest Partners, Deutsche Telecom, Apax Partners and Gemini. Further information about VocalTec can be found at http://www.vocaltec.com.

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders.

VocalTec Communications Ltd.
Dan Ostroff

VP Marketing & Sales
+ 972-9-9703888
dan@tdsoft.com

Carmen Deville
Investor Relations
 +972-9-9707885
carmen@vocaltec.com